Terrence L. Shen Partner T 212.715.7819 F 212.715.8000 skong@kramerlevin.com	1177 Avenue of the Americas New York, NY 10036 T 212.715.9100 F 212.715.8000

August 4, 2021

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Bonnie Baynes Mark Brunhofer Sonia Bednarowski Justin Dobbie Re: FinWise Bancorp Responses to the Staff’s Comment Letter dated August 3, 2021 CIK No. 1856365 File No. 333-257929

Ladies and Gentlemen:

On behalf of FinWise Bancorp (“FinWise” or the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in a letter, dated August 3, 2021, from the Staff. The Company is concurrently filing Amendment No. 2 to the Registration Statement on Form S-1 (the “Amendment No. 2”), which includes changes to reflect responses to the Staff’s comments and other updates.

The numbering of the paragraphs below corresponds to the numbering of the comments in the letter from the Staff. For the Staff’s convenience, we have incorporated the text of the Staff’s comments into this response letter in italics. Unless otherwise indicated, page references in the responses correspond to the page numbers in the Amendment No. 2, and page references otherwise correspond to the page numbers in the Amendment No. 1 to the Registration Statement on Form S-1. Capitalized terms used in this letter but otherwise not defined herein shall have the meanings set forth in the Amendment No. 2.

U.S. Securities and Exchange Commission August 4, 2021

Selected Financial Highlights, page 17

1.
We note your selected financial highlights presents preliminary unaudited consolidated financial information regarding your performance and financial condition as of and for the three months ended June 30, 2021, but you have not included your interim unaudited consolidated financial statements for the three months ended June 30, 2021 as they are not available. Please revise to provide the following:

a)	Please revise to explain further why you can provide only partial and preliminary financial information at the time of the offering.
b)	Please expand this presentation to include addition narrative disclosure that explains the underlying causes of the changes you identify including, but not limited to, explaining why:
i.	Total assets and total loans at June 30, 2021 declined when loan originations for the second quarter of 2021 increased;
ii.	Net interest income, fee income and non-interest income increased;
iii.	Non-interest expense and the provision for income taxes increased;
iv.	Net interest margin increased when loans outstanding decreased and deposits increased (consider discussing rate versus volume changes); and
v.	Your ROAA, ROAE and Efficiency ratios changed.

Response to Comment No. 1:  (a) The Company respectfully advises the Staff that it has revised the referenced disclosure on page 17 of the Amendment No. 2 to reflect that the full interim financial statements for the three months ended June 30, 2021 are not yet available because notes to the interim financial statements in accordance with Article 10 of Regulation S-X for the three months ended June 30, 2021 are not yet completed, and that, accordingly, only partial and preliminary financial information with respect to such period has been provided in the prospectus.  The Company believes that the existing disclosure in the Amendment No. 2 complies with the form requirements of Form S-1.

(b)  The Company respectfully advises the Staff that it has revised the disclosure on pages 17 and 18 of the Amendment No. 2 in response to the Staff’s comment.

Description of Capital Stock
Forum Selection, page 157

2.
We note that your forum selection provision identifies the state or federal courts located in the State of Utah as the exclusive forum for certain litigation, including any “derivative action.” Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. If so, please also state that there is uncertainty as to whether a court would enforce such provision. If the provision applies to Securities Act claims, please also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act

U.S. Securities and Exchange Commission August 4, 2021

Response to Comment No. 2: The Company respectfully advise the Staff that the Utah forum selection provision included in its Articles and Bylaws is not intended to apply to actions arising under the Securities Act or Exchange Act. As noted in the Staff’s comment, federal and state courts have concurrent jurisdiction over suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder, and the Company’s existing forum selection provision is not intended to modify the scope of this concurrent jurisdiction. The Company also respectfully advise the Staff that it revised the referenced disclosure under “Description of Capital Stock–Forum Selection” on page 158 of the Amendment No. 2 to inform shareholders that the provision does not apply to actions arising under the Securities Act or Exchange Act by adding the following paragraph:

“This exclusive forum provision in our Articles and Bylaws is intended to apply to claims arising under Utah state law and would not apply to claims brought pursuant to the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, or any other claim for which the federal courts have exclusive jurisdiction. The exclusive forum provision in our Articles and Bylaws will not relieve us of any of our duties to comply with the federal securities laws and the rules and regulations thereunder, and our shareholders will not be deemed to have waived our compliance with these laws, rules and regulations.”

Moreover, the Company intends to include similar disclosure in its future filings regarding descriptions of the Company’s securities required by Items 202 and 601(b)(4) of Regulation S‐K as well as in future filings describing its Utah forum selection provision.  The Company has included a risk factor, “Our Articles and Bylaws contain an exclusive forum provision that limits the judicial forums where our shareholders may initiate derivative actions and certain other legal proceedings against us and our directors and officers”, under “Risk Factors–Risks Related to this Offering and an Investment in Our Common Stock” regarding the impact of the Company’s Utah forum selection provision on shareholders, including that the provision could limit their ability to obtain a favorable judicial forum for disputes with the Company. The Company expects to include a substantially similar risk factor in future filings of its Annual Report on Form 10-K and other applicable future filings.

U.S. Securities and Exchange Commission August 4, 2021

3.
The description of your forum selection provision on page 157, which identifies the state and federal courts in the State of Utah as the exclusive forum for specified legal proceedings, appears to be inconsistent with your disclosure on page 61, which identifies the states and federal courts located in Salt Lake County, Utah as the exclusive forum for specified legal proceedings. In addition, we note that Article IXX of your fourth amended and restated articles of incorporation filed as Exhibit 3.1 and Section 11.05 of your amended and restated bylaws filed as Exhibit 3.2 identify the United States District Court for the District of Utah and any Utah state court sitting in Salt Lake County, Utah. Please ensure that the description of the exclusive forum provisions in the registration statement is consistent with Article IXX of your articles of incorporation and Section 11.05 of your bylaws.

Response to Comment No. 3: The Company respectfully advises the Staff that it has revised the disclosure on pages 62 and 158 of the Amendment No. 2 in response to the Staff’s comment.

*****

Please contact me at (212) 715-7819 with any questions or further comments regarding the Company’s responses to the Staff’s comments.

Sincerely,

KRAMER LEVIN NAFTALIS & FRANKEL LLP

/s/ Terrence L. Shen
Terrence L. Shen

cc:	Kent Landvatter, Chief Executive Officer, FinWise Bancorp Peter G. Smith, Kramer Levin Naftalis & Frankel LLP Beth A. Whitaker, Hunton Andrews Kurth LLP